Filed by LandAmerica Financial Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company:  Capital Title Group, Inc.

Commission File No.:  000-21417

The following is a transcript of a conference call for analysts and shareholders conducted by LandAmerica Financial Group, Inc. (“LandAmerica”) on March 29, 2006 relating to the announcement of the proposed acquisition of Capital Title Group, Inc. by LandAmerica pursuant to the terms of an Agreement and Plan of Merger dated as of March 28, 2006. An audio archive of the call is available via LandAmerica’s website (www.landam.com) through April 29, 2006.

LANDAMERICA FINANCIAL GROUP, INC.

INVESTOR CONFERENCE CALL

MARCH 29, 2006

 MANAGEMENT DISCUSSION SECTION

Operator: Hello and welcome to the LandAmerica Investor teleconference. At the request of LandAmerica, this conference is being recorded. All lines will remain in a listen-only mode until the question-and-answer session. At that time, if you would like to ask a question, you may press star one on your telephone touch pad. At this time, I would like to turn the conference over to Bob Sullivan, Senior Vice President, Investor Relations. Sir, you may begin.

Bob Sullivan, Senior Vice President, Investor Relations

Thank you, Marty. Good morning everyone and thank you for joining us to cover the announcement of the agreement to purchase Capital Title Group. Joining me today are Ted Chandler, our President and Chief Executive Officer; and Bill Evans, our Chief Financial Officer. Ted and Bill will cover this announcement and then take your questions. The company cautions listeners that any statements made regarding the company's financial condition, results of operation and future business plans, operations, opportunities and prospects, are forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon management's current knowledge and assumptions about future events and involve risks and uncertainties that could cause the company's actual results, performance or achievements to be materially different from any anticipated results, performance or achievements expressed or implied by such forward-looking statements. For description of factors that may cause actual results to differ materially from such forward-looking statements, see the company's annual report on Form 10-K for the year ended December 31, 2005 and any other reports from time-to-time filed with or furnished to the Securities and Exchange Commission. The company cautions investors not to place undue reliance on any forward-looking statements as these statements speak only as of the date when made. The company undertakes no obligation to update any forward-looking statements made on this call.

Now, I would like to turn the call over to Ted Chandler.

Theodore Chandler, President and Chief Executive Officer

Thank you for joining us on such short notice. I am very pleased to announce this strategic acquisition, as it strengthens our Western operations and Lender Services. I will cover the strategic opportunities that this acquisition provides and Bill will cover the financial impact, which as he will note, is accretive to 2007 earnings. Founded in 1981, Capital Title operates primarily as a title underwriter and agent in Arizona, California, and Nevada. These states are strategically important for LandAmerica. In addition to title and closing services, settlement services to mortgage lenders comprise approximately 17% of Capital Title's business mix. The addition of these services will add scale to LandAmerica's Lender Services platform. Capital Title currently has over 2,500 employees and operates approximately 140 residential services offices.

Capital Title shares our commitment to superior service. We are excited about making room at our leadership table for their executive and key managers who average 20 years of title industry experience. With seasoned managers, skilled at managing through the cyclicality of the business, Capital Title gives us additional expertise and operating flexibility in the dynamic residential resale market. Together, we are in a better position to anticipate and meet the demands of our collective customers. In 2005, Capital Title was named to Fortune Magazine's top 100 fastest growing companies for the second year in a row. Capital Title brings approximately 1% national title market share mostly in the secularly strong buy/sell business. More significant to LandAmerica, Capital Title maintains substantial market share in the attractive high growth western market. Preliminary full-year 2005 market share data indicates Capital Title's share as 4.4% in Arizona, 3.9% in California and 2.4% in Nevada. The same data indicates LandAmerica's share as 22.7% in Arizona, 11.6% in California, and 16.8% in Nevada. The breadth of Capital Title's Lender Services operations compliments our OneStop platform, which provides title and closing services to large national lenders. The addition of these services will add scale to LandAmerica's Lender Services, furthering our efforts to diversify its business mix. The transaction is expected to be completed in the third quarter of 2006. The Boards of both companies have approved the transaction, which is subject to regulatory approvals as well as the approval of Capital Title's shareholders.

Let me turn the call over to Bill, who will review the financial details of the transaction with you.

William Evans, CFO

Thank you, Ted. We have agreed to acquire 100% of Capital Title's common stock for an aggregate consideration of approximately $251 million, 80% of which will be paid in cash and 20% in LandAmerica's common stock. The purchase price represents a value of approximately $8.00 per share to Capital Title's equity security holders. LandAmerica anticipates that approximately 50% of the cash consideration will be generated from available cash and 50% from additional borrowings. Capital Title earned income before income taxes of approximately $37 million on record gross revenues of over $380 million for the year ended December 31, 2005. Total assets for Capital Title were in excess of $200 million and shareholders' equity was approximately $111 million at December 31, 2005. Also as of December 31, 2005, Capital Title had $42 million in investments, $58 million in cash, $18 million of debt and $18 million of redeemable preferred stock, which was redeemed in January 2006. Capital Title's operating results are expected to be accretive by 4 to 6% to LandAmerica's earnings in 2007. Capital's total expenses for 2005 were $343 million and it is expected that within one year after the close of the transaction, synergies will produce annual run rate pre-tax cost reductions of approximately $12 million. The acquisition coupled with continuing the share repurchase program demonstrates our balanced approach to investment opportunities.

This concludes our prepared remarks and at this time, we would like to open the call out for your questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. Participants, if you would like to ask a question, simply press star one on your phone keypad at this time. You will be prompted to record your name for pronunciation purposes after pressing star one. If you hear a question and answer then wish to withdraw, then you would press two. We will take a brief moment for questions to register. Once again participants, if you would like to ask a question simply press star one on your phone keypad at this time. Thank you, our first question comes from Greg Lapin, Saranact Capital.

<Q – Greg Lapin>: Good morning. My first question on the cost cuts, how much is from personnel versus G&A?

<A – William Evans>: We are not breaking that down currently between personnel and G&A. But, $12 million in total from all of their expense categories.

<A – Theodore Chandler>: And Greg, this is Ted. What I would add is that we intend to put together transition teams going forward toward our closing, and I would expect that we are going to find additional cost synergies as we do that. And when we do, as we get closer to closing, we will, if the number is substantially higher, we will come back out to you all with a number and we would track how we performed against that number as we go forward in future quarters.

<Q – Greg Lapin>: Okay. Do you plan to take some of the premium that they ceded to others and retain it and put in in-house? Does that represent any of the savings?

<A – William Evans>: This is Bill, that we do plan to take the premium and stay right on other companies and that would be written with the LandAmerica family. That was not in the savings number that I've sited.

<A – Theodore Chandler>: Yes. We don't have any revenues synergies that we've put in here and that would be revenue synergy.

<Q – Greg Lapin>: Okay. And then, is Don Head on the call?

<A – Theodore Chandler >: He is not.

<Q – Greg Lapin>: Okay. And then lastly --

<A – Theodore Chandler >: But I hope he is listening.

<Q – Greg Lapin>: Okay. My last question then, I have one for him – but, I’ll take it to the – on the debt, what maturity do you plan to use, what kind of debt instruments?

<A – William Evans>: We're still evaluating our alternatives, but we tend to go for fixed rate debt with the other debt that we have raised. And probably looking at a term of somewhere in the seven to ten year range.

<Q – Greg Lapin>: Would you think about the debt in terms of the existing – as you free up capital from your statutory entities, being able to pay down debt within 12 months post the acquisition, or is that already being considered as part of the cash that you are using upfront?

<A – William Evans>: Yes. It's really part of the cash that we're using upfront as opposed to borrowing more upfront and then repaying. We are just funding it with the balance of cash from operations and debt consideration.

<Q – Greg Lapin>: Understood. Okay, thank you.

Operator: Thank you. And our next question comes from Mark Dwelle of Ferris, Baker Watts.

<Q – Mark Dwelle>: Couple of questions. Could you describe a little bit related to kind of the synergies and the opportunities of how Capital's Lender Services business integrates or meshes with your operations?

<A – Theodore Chandler >: Sure Bill I will take that. Yes, I mean first of all they have the equivalent of our OneStop, which is the title and closing. And they also have a pretty innovative flood certificate program and technology. So, we see the opportunity in the combination, first of all to give us more customer mass, but it also brings more capabilities to the tables, they have got very strong leadership of their Lender Services Group. So, what we have is a pretty unique opportunity for one plus one here to equal more than two and we are looking forward to that.

<Q – Mark Dwelle>: Their operations are based in Pittsburgh, will you bring your operations there, will they come to you, or you just continue to use that as an independent platform?

<A – Theodore Chandler>: Well, we will have – the transition team will come together and make a judgment about how best to combine the units, but we have our OneStop in Pittsburgh as well. And so, I think that there is some proximity opportunities with respect to that. But, I mean really, the true integration of those two operations will follow when we can put our teams together and decide the best way to do it. The big story is that it does give us more mass in lender services and it gives us a larger customer base, and it gives us more opportunity for us to take some of the services inside lender services that we have and sell them to customers of Capital Title Group that heretofore might not have seen the services. So, it really will – it will be put together in the same way that we've organized our Lender Services group into an originations group, a servicing group, and a sub-servicing group.

<Q – Mark Dwelle>: Okay, that's helpful. I assume because this is a public company deal, there is not any sort of earn-out related to the share consideration. However, are there any particular – are there any payouts to existing management or executive compensation arrangements that we should be aware of and how those might impact LandAmerica's results later this year?

<A – William Evans>: This is Bill, I'll go ahead and take a part of that. And Ted, if you want to add anything, you can do that. But, Mark, no significant payouts that would have a large impact on LandAmerica's results as part of the transaction.

<A – Theodore Chandler>: The only thing I would add is they have been heavy users of the employment agreement, more heavily than we have used those. So, but, they are not – they don't tend to be change in control agreements, they tend to be just good, solid employment agreements. And as you follow our industry, you know in some areas of the country, that's more prevalent than in others. So, we do have a number of people that are joining us that do have employment agreements, which I think is a plus, but there is nothing on the compensation line item that would be out of whack with what we are doing.

<Q – Mark Dwelle>: Okay. That's all the questions I have right now.

Operator: Thank you. Our next question comes from Steve DeLaney of Flagstone Securities.

<Q – Steve DeLaney>: Good morning. The majority of Capital Title's premium written has been in, of course, in California and Mr. Garamendi has been making a lot of noises about the competitive landscape in the title industry there. Could you comment on what specific aspects of the transaction in terms of licensing will be required from the CDI and were he to raise any opposition or question, are there any specific strategies as far as how to combine the companies that could neutralize any opposition that he might pose to the transaction?

<A – Theodore Chandler>: You are correct that the California Department of Insurance must approve the transaction. And in fact, when you look at the transaction of this type, the federal review by the FTC goes pretty quickly, the SEC review goes pretty quickly. What takes longer is procuring the Department of Insurance approvals and particularly since we have a California underwriter here, we will have to have that, the California approval. What we were doing is, we've already reached out to Mr. Garamendi's staff with respect to this and we are – we are confident that we will gain the approval. But it's a process that we will follow and that we will go through to get the transaction done, but we are not concerned about the transaction not being approved, it is just a process and unfortunately, it typically takes longer than I would like.

<Q – Steve DeLaney>: Right. Do you intend to keep United Capital as a separate underwriter?

<A – Theodore Chandler>: Yes. That is our intention. We have – at LandAmerica we have a strong market strategy around over branding LandAmerica on all of our properties, and then allowing the individual entrepreneurism of the customer facing units, and let them go, let them be as differentiated as they wish at that point of customer impact. So, here, in this sense, what we have is several market facing names that are supported by that underwriter, and we expect that we will continue to use that, and it is really just an opportunity for us to have more teams on the field.

<Q – Steve DeLaney>: Okay. Alright. Thanks a lot.

Operator: Thank you. Our next question comes from Michael Emerald of Longfellow Investment.

<Q – Michael Emerald>: Can you tell me how the stock consideration is paid and determined?

<A – William Evans>: Yes. This is Bill. I will take that one. Each of the selling shareholders of Capital would indicate their preference for number of shares versus cash consideration. That is subject to our overall 80/20 mix between 20% of the share or 20% of the consideration being in the form of shares of LandAmerica and 80% being in the form of cash. So, there would be a proration process.

<Q – Michael Emerald>: What is – how is the stock component determined? What exactly are you paying?

<A – William Evans>: The Stock component, there is an exchange ratio that has been set, and this will be in the 8-K information that will be filed in conjunction with this. For each share of Capital Title, for which a selling shareholder wants stock consideration, the exchange rate would be 0.1225 shares of LandAmerica for each share of Capital Title, and again, subject to the overall maximum 20% of the consideration being in the form of LandAmerica shares.

<Q – Michael Emerald>: Okay. A couple of questions there. So, if you were to repeat 0.1225 as the ratio, and there are no caps or collars regardless of the price of LandAmerica that we are going to receive 0.1225?

<A – William Evans>: There is a formula. At the 0.1225, the value is approximately $8.00 per share. The value will be looked at for a period of 15 days prior to the closing of the transaction to the extent that the value of that exchange ratio based on LandAmerica's then average stock price either exceeds $8.25 a share or goes below $7.75 a share, that exchange ratio is then recalculated.

<Q – Michael Emerald>: Okay. So, in my words, it sounds like we are receiving $8.00 worth of stock. In other words, if the stock doesn't move at all, are we receiving 0.1225 shares or are we receiving $8.00 worth of stock?

<A – William Evans>: If the stock does not move at all, you would receive 0.1225 shares, and if you do the math, that would be equal to $8.00 a share.

<Q – Michael Emerald>: Okay. So, in my words – so, as long as it does, as long as it is within that collar, we receive 0.1225 shares, but if the value goes above $8.25 then, the ratio changes such that we would receive $8.25 and similarly below $7.70?

<A – William Evans>: Below $7.75. Yes. You are correct.

<Q – Michael Emerald>: Below $7.75. Okay. Next question. Are there limits to both cash and stock to – it seems if everybody chose cash, would they be prorated and if everybody chose stock, would they be prorated?

<A – William Evans>: Yes, that's correct.

<Q – Michael Emerald>: Okay. What are all the regulatory approvals you need and what month do you hope to close them?

<A – William Evans>: The regulatory approvals that are needed Hart-Scott-Rodino approval, California Insurance Department approval. I believe there are a couple of financial institution approvals in Nevada and Arizona. And we have indicated in the release that we expect this to close sometime in the third quarter of this year.

<Q – Michael Emerald>: Okay. Based on precedents and what you have seen California do before, any guesses how many months it typically takes?

<A – William Evans>: When we did our last large transaction, when Lawyers Title and Commonwealth got together in 1998, that process took about five and a half or six months from the time of announcement until final approval.

<Q – Michael Emerald>: Okay. And in the merger agreement, are there any material adverse change clauses that are quantified, financial tests, or earnings tests, network tests anything like that or are they boilerplate generalized?

<A – William Evans>: There are no hard quantifications on that.

<Q – Michael Emerald>: Okay. Thank you.

<A – William Evans>: Okay.

Operator: Thank you. Our next question comes from Louis Sarkes of --

<A – Michael Emerald >: John, it's a reverse caller. Another odd question is coming here. I want to hear it.

Operator: Thank you. Our next question comes from Louis Sarkes of Chesapeake Partners.

<Q – Louis Sarkes>: Hi. Congratulations on the deal. Could you just give us the background in terms of how the companies got together?

<A – William Evans>: Ted, why don't you take that one?

<A – Theodore Chandler>: Yes, sure, absolutely. We have respected their company for a long time. Obviously, we have competed against them in Arizona, Nevada and California markets. We have known them as a company that had a similar culture to ours and they are very focused around services. They don't fundamentally see themselves as an insurance company. They don't fundamentally see themselves as a data company and by the way, that's exactly the way LandAmerica sees ourselves. So, we started out understanding their approach. We also saw them as a principled company, that is, we saw in terms of their market conduct as being similar to LandAmericas' in that approach. And so, we – it was only about two months ago that we had an invitation to visit with them, I believe it was on January 29, and just had a wonderful meeting with their very top management and talked through how we might be able to put together something that would be very, very special for their employees and their customers. And that just got us excited about making sure we did this transaction.

<Q – Louis Sarkes>: And as much as you all were invited in, where they are running sort of a process that maximized shareholder value?

<A – Theodore Chandler>: No. They have been on an approach of continuing to grow. They had actually raised some capital in the fourth quarter of last year towards continuing to make acquisitions and go independent. So, this was no auction in that sense. It was really a matter of is this the right thing for their shareholders and the right thing for our shareholders and we came to a conclusion that it was.

<Q – Louis Sarkes>: Thank you very much.

<A – Theodore Chandler>: Sure.

Operator: Thank you. Our next question comes from Douglas Pratt of Mesa Capital Management.

<Q – Douglas Pratt>: Thanks very much. Can you just tell us – am I correct in you are going to be issuing approximately 3.3 million shares? If it's 0.1125 per each their – approximately 30 million plus shares?

<A – William Evans>: No, I think the math you have probably done there would assume that it was a 100% stock acquisition.

<Q – Douglas Pratt>: Of course. Okay, so you are going to issue about what 750,000 shares?

<A – William Evans>: Yes. If you took the total you calculated and divided by five.

<Q – Douglas Pratt>: Okay. When I went through the math, real quickly, if I take the $37 million pre-tax they did in the year just ended, make an assumption for interest costs, tax effect that, it seems this should add around $0.90 to $0.95 a share, assuming that it was a totally flat run rate, which we assume it won’t be, which is far more than what you have given us in terms of guidance. So, with any growth whatsoever and then the cost cuts you are targeting, why isn't this more like a $1.25 a share incremental next year?

<A – William Evans>: When you look at what we said in the script with the 4 to 6% accretion, you combine that with the fact that the 12 million in synergies are not effective on 01/01/07. But they are put in during the year. So, you are within 12 months of the close, we expect to be at an annualized run rate of 12 million, but you would not have 12 million of synergies in that first year of the acquisition.

<Q – Douglas Pratt>: Right. But the math, the first math I did just assumes no savings or it doesn't take into consideration those synergies and assumes no growth from their business. My question still is, why are you assuming such a low level? Are you making an assumption for deceleration in the overall business?

<A – William Evans>: No, the other factor that we have taken into consideration is amortization of intangibles that result from this transaction.

<Q – Douglas Pratt>: And how much will those be?

<A – William Evans>: That still has to be determined with the valuation experts that we work with.

<Q – Douglas Pratt>: Okay. And a follow-up to some earlier question, and I apologize if you said and I just didn't hear it correctly. What sort of approval do you need from Mr. Garamendi? Is it – does he have a sway of whether this gets done? I mean can he block it, if he chooses to?

<A – Theodore Chandler>: Well, he has – I think the answer to that is there is a requirement for approval by the department. But that discretion cannot be exercised unequivocally. I mean, there is a standard of practice and procedure and the types of issues that are discussed and raised in this are standard kind of issues. And he has approved transactions after transactions after transactions over the course of year. So, if what's behind your call is – or behind your question, the question whether Mr. Garamendi could be unreasonable in his refusal, that's not contemplated, nor would that be appropriate.

<Q – Douglas Pratt>: Okay. Thanks very much.

Operator: Thank you, our next question comes from Mark Oort of Laser Capital.

<Q – Mark Oort>:.

Operator: Thank you, I am sorry. Our next question comes from Tom Zeifang of Lucrum.

<Q – Tom Zeifang>: Hi, guys. Can you tell us what fully diluted were outstanding at Capital?

<A – William Evans>: The fully outstanding shares at Capital, I think I just referred you to their 10-K, which was filed a few days ago.

<Q – Tom Zeifang >: Well, you talked about a conversion that had happened in January, preferred has that affected fully diluted since the K was released or --?

<A – William Evans>: I am sorry, could you repeat that question? I am just probably not able to get it.

<Q – Tom Zeifang >: In your opening remarks, I believe you said that, that CTGI, they had some preferred that was converted, and I don't think that will be reflected in the K?

<A – William Evans>: No, the preferred that they had was redeemed in January 2006.

<Q – Tom Zeifang >: And that was for cash, not for stock.

<A – William Evans>: That's correct.

<Q – Tom Zeifang >: Okay.

<A – William Evans>: That's disclosed in their K.

<Q – Tom Zeifang >: Is it – are we off base by using 31 million shares?

<A – William Evans>: I think that is pretty close to the mark.

<Q – Tom Zeifang >: Okay. And then on the amortization question, can you give us a ballpark, where you are coming out?

<A – William Evans>: Really do not want to do that. I think if you want to look and try to do some modeling, at the end of December of 2005 Capital Title had $63 million of tangible book value. We obviously will have to fair value their balance sheet as part of this process, so that could be subject to adjustment. The other factor you would consider is what they would earn between January 1 and the time we would close the transaction, which would have an impact on their tangible book. And then that difference would be what we would have in the way of intangibles and we will have to go through the process of determining how much of that is goodwill versus other specific intangibles.

<Q – Tom Zeifang >: Okay. And will you be locked up from buying back any of your own stock over the coming months?

<A – William Evans>: No, we are not locked up from buying back our stock. We have a share authorization, which has been in place and runs through July of 2007, and we have been active with that share repurchase program and would expect to continue being active there.

<Q – Tom Zeifang >: And then can on change in interest expense due to using some cash and some debt to finance. Can you give us an estimate in the change in interest expense?

<A – William Evans>: I guess, what I would comment, as we said, we expect roughly half of the cash consideration to be in the form of debt. And the indications that we are seeing for debt in the seven to ten year range that I talked about are somewhere between 6.25 to 6.4. Then the other consideration on the balance of the cash that comes out of our cash flow from operations or our portfolio, you do give up an investment return that you otherwise would have on that cash.

<Q – Tom Zeifang >: Are we taking about that 2.5%?

<A – William Evans>: Yes, if it is in the short-term portfolio about of that range, if it comes out of the fixed income longer-term portfolio, the coupon on that is more like 4.5 to 5% average.

<Q – Tom Zeifang >: Okay, and then one last question. Do they on their reserving claims, do they have different philosophies than you or is it similar?

<A – William Evans>: No, I don't think that they have a different philosophy. Obviously as part of due diligence we looked at the actuarial calculations that they do and we got comfortable that we felt they were reserved appropriately.

<Q – Tom Zeifang >: And they had been running ahead of LFG or below LFG?

<A – William Evans>: I believe their provisioning rate is a lower provisioning rate on what LandAmerica has been booking in recent years.

<Q – Tom Zeifang >: Okay, thank you.

Operator: Our next question comes from Anang Majnuear from Amajac Capital.

<Q – Anang Majnuear>: Good morning, thanks for taking my call.

<A – William Evans>: Good morning.

<Q – Anong Montuar>: I am curious, you would tell me is there a break up fee involved with this transaction in the event that there were to be another bid?

<A – Theodore Chandler>: Yes there is. What we would customarily do in a transaction of this type is to have a break up fee that is baked in just to show the degree of commitment that LandAmerica has to closing the transaction and there is one in this case.

<Q – Anong Montuar>: Could you talk any more specifically just given that, I am just curious given that the company was not involved in the auction process, meaning the Capital?

<A – Theodore Chandler>: Bill, you want to speak to the specific amount?

<A – William Evans>: Yes, the amount of the break-up fee is $15 million.

<Q – Anong Montuar>: Okay. Thank you. I appreciate it. And best of luck.

<A – William Evans>: Thank you.

Operator: Thank you. Our next question comes from Brian Lombardi of Dolphin.

<Q – Brian Lombardi>: Good morning. My questions were answered. Thank you.

Operator: Thank you. Next in line, we have Lee Hicks of Northrome Capital.

<Q – Lee Hicks>: Yes. Could you go through your calculation for the 4 to 6% accretion in '07?

<A – William Evans>: I think we have given the different parts of our income statement that would change. We have given the 12 million of synergies that we expect to realize, we have talked about amortization, although not with the specific amounts, because we don't have those yet, and the other factors that come into play would be the reduced investment income from the cash used out of the portfolio and the increased financing costs. So, those are the different pieces and parts that move to come up with the 4 to 6% accretion.

<Q – Lee Hicks>: Okay. And you know, if we quantified it, what is 4 to 6% in terms of the dollars?

<A – William Evans>: Well, we will not quantify that because that would give you what we think our earnings per share will be, and we do not comment on future earnings.

<Q – Lee Hicks>: Okay. Thank you.

Operator: Thank you. Our final question, John Polk of KWK Management.

<Q – John Polk>: Hi, good morning. One quick question regarding the accretion, does that assume any sort of slowdown in the acquired company's business or are you --?

<A – William Evans>: No, what we have done is assumed that we would both be subject to the – to similar market conditions. So, if the real estate market slows, we would expect that both of our results would reflect that, if the real estate market improves, we would expect that both companies' results would show that. If you look at where Capital Title has most of their operations, California,

Nevada, and Arizona, those are – have been, certainly over the past few years, very vibrant real estate markets.

<Q – John Polk>: Nice. Okay. Thank you very much.

Operator: Thank you. Our next question comes from Seth Washburne of Washburne Capital.

<Q – Seth Washburne>: Hi. Thank you. I hope – let me just come back to Garamendi for one second. Has he approved other transactions in this space of a similar size?

<A – Theodore Chandler>: Seth, I can't speak exactly to that. Obviously his department has some transactions much, much longer – larger than this, including our Commonwealth transaction, including Fidelity's acquisition of Chicago. So, the answer would be yes, they routinely approve acquisitions. There has been a tremendous amount of consolidation going on in our industry and a lot of companies in California have been acquired, where their owners have changed and routinely, they have approved those transactions.

<Q – Seth Washburne>: And the Fidelity acquisition, was that recently?

<A – Theodore Chandler>: No, no.

<Q – Seth Washburne>: Awhile back.

<A – Theodore Chandler>: That goes back to I believe about 2001.

<Q – Seth Washburne>: Yes. And so, you are pretty – is there any type of concessions you can make if they do raise any issues about the rates – are you prepared and you are committed to lowering rates right now?

<A – Theodore Chandler>: No, we don't. I mean we don't see – it's not a matter of making concessions. It's really a matter of just putting forth our case about the transaction following the process involved in California for the approvals, and that's really the approach that we would be taking. I would say too, the bulk of the business in Capital Title is buy/sell business, that's home-buying business. The rate reductions that you may have noticed in California where LandAmerica has reduced its rate has been on the refinancing to higher-tech transactions, lower-touch transactions. The type of transactions that are predominantly carried on in Capital Title are the more complex, more really center cut kind of transactions for our company and our industry it's where there is a buyer or seller, realtors, all kinds of people, more complex transaction. So, I would not anticipate from a standpoint of the kind of business that we are acquiring here, this is not the sort of thing that the industry has been reducing prices on.

<Q – Seth Washburn>: And you don't think that is the focus of his concern about price?

<A – Theodore Chandler>: Well, I think that the key is he has generally made comments about the fact that he would like the pricing to be lower. And what the industry has done is I think very effectively come back and shown what our cost structure is and the fact that we are predominantly in the risk elimination business, not in the risk assumption business. But I think part of that is just continuing dialogue with him and his staff around the kind of cost that it takes to do an effective job for his constituents in this essential service that we provide.

<Q – Seth Washburn>: And so, you really don't see it as a very large risk of him not approving it?

<A – Theodore Chandler>: No. I mean, what we look at it is that I am sure that he, as a regulator, is going to carry out his responsibilities in that regard and that would mean that we would get the approval on the transaction.

<Q – Seth Washburn>: Sure. Okay. Thank you.

Operator: Thank you. And our next question comes from Michael Emerald of Longfellow Investment.

<Q – Michael Emerald>: So, just to confirm, I used those numbers for the limits of the stock ratio and I come out to as long as your stock is trading between $63 and $67 roughly, then we get $8 worth of stock, does that sound right, those numbers?

<A – William Evans>: And that sounds about like the right brackets on our stock price, yes.

<Q – Michael Emerald>: Okay. Thank you. That was it. Thanks.

Operator: Thank you. And at this time, we are showing no questions registered. I would like to turn the conference back over to Mr. Sullivan at this time.

<A – Bob Sullivan>: Thank you everyone for joining us, and I am available throughout the day with further questions. And we look forward to talking to you when we report our first quarter results late in April. Thank you.

Information about LandAmerica and Capital Title

LandAmerica will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of LandAmerica common stock to be issued to the shareholders of Capital Title in connection with the proposed transaction.  The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of Capital Title seeking their approval of the proposed merger.  The proxy statement/prospectus will contain important information about LandAmerica, Capital Title, and the merger and about the persons soliciting proxies from Capital Title’s shareholders in the merger, including the officers and directors of Capital Title, and their interests in the merger, such as their stock ownership in Capital Title.

Additional information about Capital Title’s directors and executive officers is included in Capital Title’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission and is available on Capital Title’s website at www.capitaltitlegroup.com and at the Capital Title address provided below.

LandAmerica and Capital Title urge the shareholders of Capital Title and other investors to read the registration statement on Form S-4 and the proxy statement/prospectus included in the registration statement on Form S-4, and any other relevant documents to be filed with the SEC in connection with the proposed transaction, because they will contain important information about LandAmerica, Capital Title, and the proposed transaction.

Shareholders and investors may obtain free copies of the proxy statement/prospectus and other documents related to the merger, once they are filed with the SEC, through the SEC’s website at www.sec.gov.  Free copies of the proxy statement/prospectus and other relevant documents also may be obtained by directing a request by telephone or mail to the following:

LandAmerica Financial Group, Inc. 101 Gateway Centre Parkway Richmond, Virginia 23235 Attention: Bob Sullivan Telephone Number: (804) 267-8703	Capital Title Group, Inc. 14648 North Scottsdale Road, Suite 125 Scottsdale, Arizona 85254 Attention: Rudy Miller Telephone Number: (602) 225-0505